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06050282

ATES
NGE COMMISSION
.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 22871

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2005 AND ENDING September 30, 2006
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

SEC RECEIVED NOV 29 2006 WASH, D.C. 213 PROCESSING SECTION

NAME OF BROKER-DEALER:

Reynders, Gray & Co., Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

530 Fifth Avenue, 2nd Floor
(No. and Street)

PROCESSED
DEC 26 2006
THOMSON FINANCIAL

New York (City) NY (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charlton Reynders, Jr. (212) 944-5700
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

750 Third Avenue (Address) NY (City) NY (State) 10017 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

We, Charlton Reynders, Jr. and Susan M. Bremer, affirm that, to the best of our knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Reynders, Gray & Co., Incorporated, as of September 30, 2006, are true and correct. We further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chairman of the Board
Title

Signature

Senior Vice President and Chief Financial Officer
Title

Notary Public

ELLEN MARIE SCAMBIA
Notary Public, State of New York
No. 01SC4912989
Qualified in Westchester County
Commission Expires November 23, 20 09

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McGladrey & Pullen
Certified Public Accountants

Reynders, Gray & Co., Incorporated

Statement of Financial Condition and
Independent Auditor's Report on Internal Control

September 30, 2006

Contents

Independent Auditor's Report	1
Financial Statement:	
Statement of Financial Condition	2
Notes to Financial Statements	3 – 4
Independent Auditor's Report on Internal Control	5 – 6

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
Reynders, Gray & Co., Incorporated
New York, New York

We have audited the accompanying statement of financial condition of Reynders, Gray & Co., Incorporated as of September 30, 2006 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Reynders, Gray & Co., Incorporated as of September 30, 2006, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

New York, New York
November 15, 2006

Reynders, Gray & Co., Incorporated

Statement of Financial Condition
September 30, 2006

ASSETS

Cash and cash equivalents	$ 617,353
Cash segregated under federal regulations	481,933
Receivables from and deposits with clearing brokers	957,223
Receivables from floor brokers	111,040
Secured demand notes receivable (market value of collateral, $2,997,607)	675,000
Prepaid research expenses	164,721
Furniture, equipment and leasehold improvements (net of accumulated depreciation of $543,163)	108,315
Other assets	71,613
	$ 3,187,198

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accrued research payables		$ 1,210,993
Accounts payable and other accrued expenses		347,557
Commissions payable		129,085
Payable to brokers and dealers		80,430
Total liabilities		1,768,065
Subordinated Liabilities		675,000
Stockholders' equity:		
Common stock, no par value, 200 shares authorized, 127 shares issued	127	
Additional paid-in capital	1,161,752	
Retained earnings	1,407,752	
Less stock held in treasury-12 shares, at cost	(254,763)	
	2,314,868	
Less receivable from parent	(1,570,735)	
Total stockholders' equity		744,133
		$ 3,187,198

See Notes to Financial Statements.

Reynders, Gray & Co., Incorporated

Notes to Financial Statements

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: Reynders, Gray & Co., Incorporated ("the Company") is an 80% owned subsidiary of Reynders, Gray Holdings, Incorporated ("the Parent"). The Company is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and is registered with the Securities and Exchange Commission ("SEC"). The Company is also a member of the New York Stock Exchange and Archipelago ("NYSE"/"ARCA"), National Association of Securities Dealers ("NASD") and the American Stock Exchange ("ASE"). The Company acts as a broker executing transactions for other securities firms and as an introducing broker forwarding transactions to another NYSE member firm on a fully disclosed basis.

A summary of the Company's significant accounting policies follows:

Depreciation: Furniture and equipment is recorded at cost and is depreciated on a straight-line basis using estimated useful lives of five to seven years. Leasehold improvements are recorded at cost and amortized on a straight-line basis over the lesser of the economic useful life of the improvement or the term of the lease.

Securities transactions: Proprietary securities transactions are recorded on trade date. Profit and loss arising from securities entered into for the account and risk of the Company are recorded on a trade-date basis.

Certain commissions are related to soft-dollar arrangements. These arrangements include expenditures related to research and other services to customers in return for these commissions. At September 30, 2006, there was approximately $1,211,000 included in liabilities for payables related to expenditures for these soft-dollar arrangements.

Use of estimates: The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements in accordance with accounting principles generally accepted in the United States of America and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. Cash Segregated Under Federal Regulations

In connection with the Company's soft dollar arrangements, cash in the amount of $481,933 has been segregated in a special reserve bank account for the exclusive benefit of certain advisors under interpretations relating to Securities and Exchange Commission Rule 15c3-3.

Note 3. Related Parties

The receivable from the Parent in the statement of financial condition represents the net balance due to the Company as a result of various intercompany transactions and for financial accounting purposes has been classified as a component of stockholders' equity, similar to a distribution.

Subordinated loans (Note 6), totaling $675,000 are from a shareholder of the Company, a shareholder of the Parent, and a key employee of the Company. For the year ended September 30, 2006, interest expense of $41,376 was recognized for these loans.

Note 4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At September 30, 2006, the Company had net capital of $1,040,793, which was $790,793 above its required net capital of $250,000. The Company's net capital ratio was 1.7 to 1.

Note 5. Commitments and Contingencies

The Parent provides the Company with its office space under the terms of a cost sharing agreement.

Note 6. Subordinated Liabilities

The Company's outstanding subordinated liabilities are pursuant to Equity Secured Demand Note Collateral Agreements, approved by the NYSE, and consisted of the following at September 30, 2005:

Amount Outstanding	Interest Rate	Maturity
$ 300,000	5%	November 30, 2006
125,000	5%	September 30, 2007
250,000	8%	October 31, 2007
$ 675,000		

These loans are available to the Company in computing its net capital pursuant to rule 15c3-1 under the Securities Exchange Act of 1934. The loans have a Roll-over Agreement in place, under which the agreement is only cancelable with thirteen months prior written notification to the Company and the NYSE. To the extent that such borrowings should be required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The Company has the right to utilize the collateral, consisting of cash and marketable securities, to the extent of the amount of the secured demand note receivable, to obtain financing for its business. Such collateral is held at the Company's clearing broker.

Note 7. Financial Instruments With Off-Balance-Sheet Risk and Concentration of Credit Risk

As a securities broker, the Company is engaged in various brokerage activities servicing a diverse group of domestic corporations, institutional and individual investors and other brokers and dealers. The Company executes these transactions and introduces them for clearance to another NYSE member firm on a fully disclosed basis. The Company's exposure to credit risk associated with nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the customers' ability to satisfy their obligations.

The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

Cash is on deposit with a money-center bank, and at times may exceed depository insurance limits.

Note 8. Defined Contribution Plan

The Company provides a 401(k) plan ("the Plan") for all full-time employees with at least six months of service. Employees may elect to invest from 1% to 11% of their gross pay, up to a maximum amount established by the Internal Revenue Service. The Company matches the employees' contribution in full and the matched contribution vest immediately.

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report on Internal Control

To the Board of Directors
Reynders, Gray & Co., Incorporated
New York, New York

In planning and performing our audit of the financial statements and supplemental schedules of Reynders, Gray & Co. Incorporated (the Company), for the year ended September 30, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons

(2) Recordation of differences required by Rule 17a-13

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for is purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange (the designated examining authority) and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

New York, New York
November 15, 2006